October 27, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Conversation Institute, Inc.

Registration Statement on Form S-1, File no. 333-203666

Request for Withdrawal

Ladies and Gentleman:

The Company hereby applies for withdrawal of the Company’s Registration Statement (File No. 333-203666) on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2015 and amended four times on July 14, 2015, on August 11, 2015, on October 01, 2015, and on May 02, 2016 (the “Registration Statement”), together with all exhibits thereto. Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement, which has been declared effective on May 13, 2016, because period allowed to sell common shares in the proposed public offering under the Registration Statement has expired. Since the Registration Statement was declared effective by the Commission, no shares of common stock as described in the Registration Statement were sold as of the date of this letter.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact myself at (702) 553-4104.

Sincerely,

      By: /s/ Preeya Boonkhampha

  Preeya Boonkhampa

President and Chief Executive Officer

Conversation Institute, Inc.